New Beginnings Acquisition Corp. III

800 1st Street

Unit 1

Miami Beach, FL 33139

March 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          New Beginnings Acquisition Corp. III – Registration Statement on Form S-1 (File No. 333-254031)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by New Beginnings Acquisition Corp. III, a Delaware corporation (the “Company”), on April 7, 2021 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully applies for the immediate withdrawal of the Registration Statement.

The Company requests withdrawal of the Registration Statement because the Registration Statement was never declared effective by the Commission. No securities of the Company have been offered or sold in connection with the Registration Statement.

If you have any questions or require additional information, please to not hesitate to contact the Company’s outside counsel, Thomas Martin, Esq. of Greenberg Traurig, P.A. at martint@gtlaw.com.

Sincerely,

NEW BEGINNINGS ACQUISITION CORP. III

By:	/s/ Michael S. Liebowitz
Name:	Michael S. Liebowitz
Title:	Chief Executive Officer